EXHIBIT 12.1

THE PANTRY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Sep. 24, 1998	Sep. 30, 1999	Sep. 28, 2000	Sep. 27, 2001	Sep. 26, 2002
Pretax (loss) income	$4,673	$24,750	$24,772	$(1,785)	$2,934
Fixed charges:
Interest expense	28,946	41,280	52,329	58,731	51,646
Amortization of deferred financing costs	2,071	1,894	2,055	2,096	2,270
Preferred stock dividends	2,003	3,657	—	—	—
Rental expense (1)	7,919	13,517	16,952	19,973	21,086

Total fixed charges	$40,939	$60,348	$71,336	$80,800	$75,002

Preferred stock dividends	(2,003)	(3,657)	—	—	—

Earnings	$43,609	$81,441	$96,108	$79,015	$77,936

Ratio (shortfall) of earnings to fixed charges	1.07	1.35	1.35	$(1,785)	1.04

(1)	One-third of rental expense related to operating leases representing an appropriate interest factor.